UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)
Global Ship Lease, Inc.
(Name of Issuer)

Class A Common Shares, par value $0.01 per share
(Title of Class of Securities)

MHY271831056
(ISIN)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

ISIN MHY271831056
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millenco LLC 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,469,752 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,469,752 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,469,752 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% (See Items 5 and 6)
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

ISIN MHY271831056
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cognizant Holdings, Ltd. 98-0515551
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 186,866 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 186,866 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,866 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (See Items 5 and 6)
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

ISIN MHY271831056
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Integrated Holding Group LP 13-3631307
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 186,866 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 186,866 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,866 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (See Items 5 and 6)
14	TYPE OF REPORTING PERSON HC, PN

SCHEDULE 13D

ISIN MHY271831056
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium International Management LP 13-3994985
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 186,866 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 186,866 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,866 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (See Items 5 and 6)
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

ISIN MHY271831056
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium International Management GP LLC 20-5077371
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 186,866 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 186,866 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,866 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (See Items 5 and 6)
14	TYPE OF REPORTING PERSON HC, OO

SCHEDULE 13D

ISIN MHY271831056
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management LLC 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,656,618 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,656,618 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,656,618 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6% (See Items 5 and 6)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

ISIN MHY271831056
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,656,618 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,656,618 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,656,618 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Introduction

   This Amendment No. 1 to Schedule 13D ("Amendment No. 1 to Schedule 13D") amends the Schedule 13D filed on August 25, 2008 ("Schedule 13D") by the Reporting Persons (as defined in Item 2, below), relating to their beneficial ownership of the Class A common shares, par value $0.01 per share (the "Class A Common Shares"), Global Ship Lease, Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the "Issuer").

   This Amendment No. 1 to Schedule 13D (i) amends and restates Item 1, Item 3, Item 5 and Item 6 and (ii) reflects a material change in the number of shares beneficially owned by each Reporting Person and the percentage of class represented by such ownership since the filing of the Schedule 13D for each Reporting Person. Except for the above-referenced amendments, this Amendment No. 1 to Schedule 13D does not modify any of the information previously reported on the Schedule 13D.

Item 1.      Security and Issuer.

   The name of the Issuer is Global Ship Lease, Inc. The address of the Issuer’s principal executive offices is c/o 10 Greycoat Place, London SW1P 1SB, United Kingdom. This Amendment No. 1 to Schedule 13D relates to the Issuer’s Class A Common Shares.

   The Issuer has also issued warrants ("Warrants") to purchase the Issuer’s Class A Common Shares. Each Warrant entitles the holder to purchase one of the Issuer’s Class A Common Shares at an exercise price of $6.00 per share. The Warrants became exercisable on September 22, 2008, the date that the Issuer’s registration statement was declared effective by the Securities and Exchange Commission ("SEC"). The Warrants will expire on August 24, 2010, unless earlier redeemed by the Issuer.

Item 2.      Identity and Background.

   (a)-(c), (f).  This statement is being filed by Millenco LLC, a Delaware limited liability company ("Millenco") and Cognizant Holdings, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("Cognizant Holdings"). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ.

   Integrated Holding Group LP, a Delaware limited partnership ("Integrated Holding Group") is the 100% shareholder of Cognizant Holdings, and consequently may be deemed to have voting control and investment discretion over securities owned by Cognizant Holdings. Millennium Management LLC ("Millennium Management") is the manager of Millenco and the general partner of Integrated Holding Group, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco and Cognizant Holdings and securities deemed to be owned by Integrated Holding Group, as the case may be. Millennium International Management LP, a Delaware limited partnership ("Millennium International Management") is the investment manager to Cognizant Holdings, and consequently may be deemed to have voting control and investment discretion over securities owned by Cognizant Holdings. Millennium International Management GP LLC, a Delaware limited liability company ("Millennium International Management GP") is the general partner of Millennium International Management, and consequently may be deemed to have voting control and investment discretion over securities deemed to be beneficially owned by Millennium International Management. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management and of Millennium International Management GP, and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management or Millennium International Management GP, as the case may be. The foregoing should not be construed in and of itself as an admission by Millennium Management, Integrated Holding Group, Millennium International Management, Millennium International Management GP, or Mr. Englander as to beneficial ownership of the shares owned by Millenco or Cognizant Holdings, as the case may be.

   Millenco, Cognizant Holdings, Integrated Holding Group, Millennium International Management, Millennium International Management GP, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons ("Reporting Persons") in this Amendment No. 1 to Schedule 13D.

   The business address for Millenco, Millennium Management, Integrated Holding Group and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. The business address for Cognizant Holdings, Millennium International Management, and Millennium International Management GP is c/o Millennium International Management LP, 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

   Note:  Integrated Holding Group is a non-managing member of Millenco. As a non-managing member, Integrated Holding Group has no voting control or investment discretion over Millenco or its securities positions.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management, Millennium International Management and Mr. Englander, together with Millennium Partners, L.P. ("Millennium Partners") and certain related persons and entities, entered into settlements with the SEC and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act"), and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   The amount of funds used to purchase the 2,166,984 and 186,866 shares of the Issuer’s Class A Common Shares held by Millenco and Cognizant Holdings, respectively, was approximately $16,339,061, and $1,365,900, respectively, calculated on an average cost basis (excluding brokerage commissions) by account. In addition, Millenco paid $5,593,598 in total consideration for the 4,302,768 Warrants to purchase the Issuer’s Class A Common Shares. Millenco and Cognizant Holdings effect purchases of securities primarily through margin accounts maintained for Millenco and Cognizant Holdings with prime brokers, which may extend margin credit to Millenco and Cognizant Holdings as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date of this filing (i) Millenco is the beneficial owner of 6,469,752 of the Issuer’s Class A Common Shares (consisting of 2,166,984 Class A Common Shares and Warrants to purchase 4,302,768 Class A Common Shares) and (ii) Cognizant Holdings is the beneficial owner of 186,866 of the Issuer’s Class A Common Shares.

   Integrated Holding Group, as the 100% shareholder of Cognizant Holdings, may also be deemed to beneficially own the above-described Class A Common Shares beneficially owned by Cognizant Holdings.

   Millennium International Management, as the investment manager to Cognizant Holdings, may also be deemed to beneficially own the above-described Class A Common Shares beneficially owned by Cognizant Holdings.

   Millennium International Management GP, as the general partner of Millennium International Management, may also be deemed to beneficially own the above-described Class A Common Shares beneficially owned by Cognizant Holdings.

   Millennium Management, as the manager of Millenco and the general partner of Integrated Holding Group, may also be deemed to beneficially own the above-described Class A Common Shares beneficially owned by Millenco or Cognizant Holdings, as the case may be.

   Mr. Englander, as the managing member of Millennium Management and of Millennium International Management GP, may also be deemed to beneficially own the above-described Class A Common Shares beneficially owned by Millenco or Cognizant Holdings, as the case may be.

   Accordingly, as of the date of this filing, Millennium Management and Mr. Englander may be deemed to be beneficial owners of 6,656,618 of the Issuer’s Class A Common Shares which represents approximately 17.6% of the outstanding Class A Common Shares. The calculation of the foregoing percentage is on the basis of approximately 33,463,859 of the Issuer’s Class A Common Shares outstanding as of September 3, 2008, as per the Issuer’s prospectus, dated September 23, 2008. Integrated Holding Group, Millennium International Management and Millennium International Management GP may be deemed to be the beneficial owners of 186,866 of the Issuer’s Class A Common Shares.

   The foregoing should not be construed in and of itself as an admission by Millennium Management, Integrated Holding Group, Millennium International Management, Millennium International Management GP or Mr. Englander as to beneficial ownership of the Class A Common Shares held by Millenco or Cognizant Holdings, as the case may be.

   (b)   Millenco may be deemed to hold shared power to vote and to dispose of the 6,469,752 of the Issuer’s Class A Common Shares described in (a)(i) above. Cognizant Holdings, Integrated Holding Group, Millennium International Management, and Millennium International Management GP may be deemed to hold shared power to vote and to dispose of the 186,866 shares of the Issuer’s Class A Common Shares described in (a)(ii) above. Mr. Englander and Millennium Management may be deemed to hold shared power to vote and to dispose of the 6,656,618 shares of the Issuer’s Class A Common Shares described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander, Millennium Management, Integrated Holding Group, Millennium International Management or Millennium International Management GP as to beneficial ownership of the shares held by Millenco, Cognizant Holdings, as the case may be.

   (c)  Transactions in the Issuer’s Class A Common Shares and Warrants since August 22, 2008, the date of the Schedule 13D: Schedule A annexed hereto lists all transactions in the Issuer’s Class A Common Shares and Warrants since August 22, 2008, the date of Schedule 13D. All transactions since August 22, 2008 were effected by either Millenco or Cognizant Holdings in the open market.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of the Issuer’s Class A Common Shares reported in this Amendment No. 1 to Schedule 13D.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with Millenco’s and Cognizant Holdings’s prime brokers, such prime brokers are permitted to lend securities in Millenco’s and Cognizant Holdings’s accounts (as the case may be) to the extent permitted by debit balances in such accounts. Millenco and Cognizant Holdings generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millenco and Cognizant Holdings (or their prime brokers), may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand. However, it should be noted that shares lent by Millenco and Cognizant Holdings or their prime brokers may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Millenco and Cognizant Holdings (as the case may be). As of the date hereof, Millenco has lent 20,000 of the Issuer’s Class A Common Shares to third parties.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of September 23, 2008, by and among Millenco LLC, Cognizant Holdings, Ltd., Integrated Holding Group LP, Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2008

MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
COGNIZANT HOLDINGS, LTD. By: Millennium International Management LP, as investment manager
By: /s/ David Nolan
Name: David Nolan Title: Co-President
INTEGRATED HOLDING GROUP LP By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/ David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/ David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Shares, par value $0.01 per share, of Global Ship Lease, Inc., a corporation organized under the laws of the Republic of the Marshall Islands, is being filed and all amendments thereto will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 23, 2008

MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
COGNIZANT HOLDINGS, LTD. By: Millennium International Management LP, as investment manager
By: /s/ David Nolan
Name: David Nolan Title: Co-President
INTEGRATED HOLDING GROUP LP By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/ David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/ David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Issuer’s Class A Common Shares and Warrants since August 22, 2008, the date of the Schedule 13D:

Date of Transaction	Class of Securities	Quantity Purchased (Sold)	Price Per Share $
8/27/2008 (1)	Class A Common Shares	19,479	7.1335
8/29/2008	Warrants	(5,100)	1.22
8/29/2008	Warrants	(2,000)	1.22
8/29/2008	Warrants	(1,000)	1.22
8/29/2008	Warrants	(900)	1.22
8/29/2008	Warrants	(100)	1.22
8/29/2008	Warrants	(100)	1.22
9/2/2008	Class A Common Shares	(9,400)	7.2
9/2/2008	Class A Common Shares	(3,400)	7.2
9/2/2008	Class A Common Shares	(1,800)	7.2
9/2/2008	Class A Common Shares	(1,600)	7.2
9/2/2008	Class A Common Shares	(1,000)	7.2
9/2/2008	Class A Common Shares	(1,000)	7.2
9/2/2008	Class A Common Shares	(800)	7.2
9/2/2008	Class A Common Shares	(800)	7.2
9/2/2008	Class A Common Shares	(500)	7.2
9/2/2008	Class A Common Shares	(100)	7.2
9/2/2008	Class A Common Shares	(100)	7.2
9/2/2008	Class A Common Shares	(100)	7.2
9/2/2008	Class A Common Shares	(100)	7.2
9/2/2008	Class A Common Shares	(100)	7.2
9/2/2008	Class A Common Shares	(100)	7.2
9/4/2008	Warrants	(19,000)	1.2
9/4/2008	Warrants	(7,300)	1.3
9/4/2008	Warrants	(6,000)	1.2
9/4/2008	Warrants	(3,000)	1.25
9/4/2008	Warrants	(1,000)	1.25
9/4/2008	Warrants	(100)	1.3
9/8/2008	Class A Common Shares	(33,554)	7.25
9/8/2008	Class A Common Shares	(2,400)	7.27
9/8/2008	Class A Common Shares	(1,000)	7.25
9/8/2008	Class A Common Shares	(800)	7.25
9/8/2008	Class A Common Shares	(700)	7.24
9/8/2008	Class A Common Shares	(454)	7.25
9/8/2008	Class A Common Shares	(446)	7.25
9/8/2008	Class A Common Shares	(400)	7.27
9/8/2008	Class A Common Shares	(364)	7.25
9/8/2008	Class A Common Shares	(182)	7.25
9/8/2008	Class A Common Shares	(100)	7.25
9/8/2008	Class A Common Shares	(100)	7.25
9/8/2008	Class A Common Shares	(100)	7.25
9/8/2008	Class A Common Shares	(100)	7.25
9/8/2008	Class A Common Shares	(100)	7.25
9/8/2008	Class A Common Shares	(100)	7.27
9/8/2008	Class A Common Shares	(100)	7.27
9/8/2008	Warrants	(2,000)	1.22
9/8/2008	Warrants	(1,000)	1.22
9/8/2008	Warrants	(700)	1.22
9/8/2008	Warrants	(700)	1.22
9/8/2008	Warrants	(400)	1.22
9/8/2008	Warrants	(300)	1.22
9/8/2008	Warrants	(200)	1.22
9/8/2008	Warrants	(100)	1.22
9/8/2008	Warrants	(100)	1.22
9/8/2008	Warrants	(100)	1.22
9/8/2008	Warrants	(100)	1.22
9/8/2008	Warrants	(100)	1.22
9/10/2008	Warrants	(9,400)	1
9/10/2008	Warrants	(4,000)	1
9/10/2008	Warrants	(2,000)	1
9/10/2008	Warrants	(1,325)	1
9/10/2008	Warrants	(700)	1
9/10/2008	Warrants	(500)	1
9/10/2008	Warrants	(500)	1
9/10/2008	Warrants	(500)	1
9/10/2008	Warrants	(500)	1
9/10/2008	Warrants	(500)	1
9/10/2008	Warrants	(500)	1
9/10/2008	Warrants	(500)	1
9/10/2008	Warrants	(500)	1
9/10/2008	Warrants	(500)	1
9/10/2008	Warrants	(500)	1
9/10/2008	Warrants	(500)	1
9/10/2008	Warrants	(500)	1
9/10/2008	Warrants	(500)	1
9/10/2008	Warrants	(500)	1
9/10/2008	Warrants	(500)	1
9/10/2008	Warrants	(500)	1
9/10/2008	Warrants	(400)	1
9/10/2008	Warrants	(100)	1
9/11/2008	Class A Common Shares	(1,000)	7
9/11/2008	Class A Common Shares	(800)	7
9/11/2008	Warrants	(3,200)	1
9/11/2008	Warrants	(2,800)	1
9/11/2008	Warrants	(500)	1
9/11/2008	Warrants	(500)	1
9/11/2008	Warrants	(500)	1
9/12/2008	Warrants	(1,000)	1
9/12/2008	Warrants	(1,000)	1
9/12/2008	Warrants	(1,000)	1
9/15/2008	Warrants	(900)	0.99
9/15/2008	Warrants	(100)	0.99

Note:

(1) Indicates a transaction that was effected by Cognizant Holdings, Ltd.

Except where otherwise noted, all of the remaining transactions listed above were effected by Millenco in the open market.